North America’s Railroad NEWS RELEASE FORMER STB CHIEF ECONOMIST, DR. WILLIAM HUNEKE, BELIEVES CN/KCS COMBINATION WILL ENHANCE COMPETITION AND THAT VOTING TRUST SHOULD BE APPROVED MONTREAL and KANSAS CITY, June 22, 2021 – CN (TSX: CNR) (NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that Dr. William Huneke, the former Director of the Office of Economics and Chief Economist at the Surface Transportation Board (“STB”) has written an op-ed, which was published by Railway Age. In the op-ed, Huneke emphasizes the pro-competitive benefits of a CN/KCS combination, resulting from the companies’ commitment to keep gateways open on commercially reasonable terms. Huneke also points out that, for these benefits to be realized, the CN voting trust must be approved by the STB. The full text of the op-ed can be found below: CN Open Gateways Offer Means New, Enhanced Rail-To-Rail Competition, but STB Must First Approve the CN/KCS Voting Trust Written by Dr. William Huneke Canadian National Railway Company’s (CN) offer to keep gateways open on commercially reasonable terms is not getting the attention that it is due. This offer is a key part of its proposal to combine with Kansas City Southern (KCS)—a transaction which significantly enhances competition. CN’s open gateways offer is a big deal. It means new, enhanced rail-to-rail competition. But for this to even be considered, the STB must first approve the CN/KCS voting trust. I was STB’s chief economist for 10 years, and I am surprised by the lack of attention to the open gateways commitment. This commitment ensures that shippers who today enjoy competitive joint line routings with either CN or KCS will continue to have those routings available to them in a post CN/KCS merger environment, even if a merged CN/KCS could handle the entire movement via a single-line routing. This means continued competition and we know that competition encourages lower rates, better service and innovation. The commitment is not just about maintaining physical routings, but also about ensuring that the routings are commercially reasonable to the shipper. What is meant by Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern (Commission File No. 001-04717) Date: 6/22/2021

“open on commercially reasonable terms”? This means all market participants, railroads and shippers will benefit: they will get a fair chance to compete. They will pay and receive remunerative rates and get efficient service. If a shipper is not happy with their service, they can switch to another carrier because they will still have a choice. A CN/KCS combination will create a strong new rail-to-rail competitor that will provide new single-line rail movements in competition with other rail carriers. In addition, with the gateway commitment, shippers will also have the option to use an existing routing or other routings involving more than just the merged CN/KCS. Single-line hauls have long been a strong benefit of rail mergers because they are more efficient, eliminate costly and time-consuming handlings, and often create better routes. In the past, there was concern that such new single-line combinations might result in closing such gateways and preventing shippers from using routes involving multiple railroads. This is why CN-KCS’s offer to protect existing gateways commercially is a gamechanger. The STB (and its predecessor, the Interstate Commerce Commission) used to impose rigid gateway protection in order to protect a shipper from losing alternative service in a rail merger. For more than three decades the ICC imposed so-called DT&I conditions. Those conditions required the merged railroad to preserve the gateway and “to maintain and keep open all routes and channels of trade via existing junctions and gateways” between it and another railroad that connected at that gateway. It also imposed a “rate equalization” condition, which froze rates. In other words, in addition to the single-line service that the merged railroad could offer, the imposition of the DT&I conditions kept another option in play because the merged railroad could move the freight to the gateway and hand it off to another road. That multi-railroad move acted as a competitive constraint to the single-line move of the merged railroad. That was a good thing. But the rate equalization requirement (requiring equal rates to all railroads at a gateway) meant that the newly merged railroad could not reduce its own rates at the gateways to reflect its new found single-line efficiencies. This rate equalization requirement actually inhibited competition by preventing railroads from adapting to ever changing market conditions or to reduce rates depending upon the route so as to respond to the increased competition by other modes. As such, the ICC abandoned the DT&I gateway conditions and stopped imposing them. It realized that the onerous “rate equalization” feature of that condition prevented rather than enhanced competition. CN’s gateway commitment is intended to preserve the commendable parts of the DT&I conditions, which were intended to preserve shippers’ choices, but without the anticompetitive elements of rate equalization. Keeping gateways open on commercially reasonable terms will enhance competition by supplementing the benefits of new single line routes, with the opportunity for customers to access other railroads at gateways affected by a merger. The commitment avoids the anti-competitive “rate equalization” features that doomed the prior approach in favor of one that favors flexibility, customer choice, and enhanced competition. Besides keeping gateways open, CN and KCS have also committed to divest KCS’s 70 mile parallel rail line to CN’s rail line between Baton Rouge and New Orleans to address the minimal competitive overlap between the two networks. This too is commendable. As a result of both the divestiture commitment in Louisiana and the gateway protection commitment, the result is a combined CN-KCS network with no competitive overlaps, commercially open gateways, and a stronger railroad able to offer new and vibrant single-line service to compete rail-to-rail with other Class I’s, especially the two dominant western railroad carriers: Union Pacific and BNSF. The merger thus allows CN/KCS, UP, and BNSF to compete across major U.S. rail gateways that include Kansas City, Chicago, New Orleans, St. Louis, and Memphis. These are the central hubs of U.S. rail commerce. The CN-KCS merger—with its divestiture commitment and its offer to protect gateways commercially—is a huge step forward for competition. But shippers will not be able to avail themselves of either the new single-line efficiencies or the gateway commitment if the CN-KCS merger is never allowed to be considered by the STB in the first place. For the merger to even be considered, the STB must first approve the use of a voting trust. That is why I am supporting CN’s proposal to use a voting trust and urge shippers and other interested parties to do so as well. Without the voting trust, shippers will not benefit from the pro-competitive commitments made by CN and KCS, squandering the unique opportunity to enhance competition through the gateway commitment. I support this new, enhanced competition in the rail sector and ask others to do so as well. Dr. Huneke is former Director of the Office of Economics and Chief Economist at the Surface Transportation Board. He is now a consulting economist and provides economic advice to private sector clients. He has provided testimony and litigation advice to Class I Railroads, including to KCS, and to the American Short Line and Regional Railroads Association. For more information on CN’s pro-competitive combination with KCS, please visit www.ConnectedContinent.com. About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com Forward Looking Statements Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts: Media: CN Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449 Investment Community: CN Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530 athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071